UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

(Report No. 2)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 5, 2023, Brenmiller Energy Ltd. issued a press release titled “Brenmiller Approved for $610,000 Grant from Israeli Ministry of Environmental Protection for Clean Energy Project at Beverage Plant.” A copy of this press release is furnished with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated April 5, 2023 titled: “Brenmiller Approved for $610,000 Grant from Israeli Ministry of Environmental Protection for Clean Energy Project at Beverage Plant.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: April 5, 2023	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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